SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

--------------------------------

EMERITUS CORPORATION
(Name of Subject Company (Issuer))

EMERITUS CORPORATION
(Name of Filing Person (Offeror))

6.25% Convertible Subordinated
Debentures Due 2006 291005AA4
                  (Title of Class of Securities) (CUSIP Number of Class of Securities)
--------------------------------

Raymond R. Brandstrom

3131 Elliott Avenue, Suite 500

Seattle, WA 98121

(206) 298-2909

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Person)

with a copy to:

Michael Stansbury, Esq..
Perkins Coie LLP
1201 Third Avenue, Suite 4800
Seattle, Washington 98101
(206) 359-8000

CALCULATION OF FILING FEE

Transaction Valuation*  Amount of Filing Fee**
$32,000,000 $3,766.40

*
The transaction valuation is estimated for purposes of calculating the amount of the filing fee only. The transaction valuation assumes the exchange of $32,000,000 in principal amount of the 6.25% Convertible Subordinated

Debentures Due 2006 (the "Existing Debentures") that are subject to the Exchange Offer.

[ ]
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    Not applicable.
Filing Party:         Not applicable.
Form or Registration No.:   Not applicable.
Date Filed:          Not applicable.

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	Third-party tender offer subject to Rule 14d-1.

[X]	Issuer tender offer subject to Rule 13e-4.

[ ]	Going-private transaction subject to Rule 13e-3.

[ ]	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

This Tender Offer Statement on Schedule TO (this "Statement") is being filed by Emeritus Corporation, a Washington corporation ("Emeritus"), pursuant to Section 13(e) of the Securities Exchange Act of 1934 in connection with its offer to issue 6.25% Convertible Subordinated Debentures Due 2008 (the "New Debentures") in the aggregate principal amount of $32,000,000 in exchange for an equal principal amount of 6.25% Convertible Subordinated Debentures due 2006 (the "Existing Debentures"), upon the terms and subject to the conditions set forth in the Offering Memorandum, dated October 18, 2005 (the "Offering Memorandum"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (which, as they may be amended or supplemented from time to time, together constitute the "Exchange Offer"). The information set forth in the Exchange Offer is hereby incorporated by reference in response to all of the items of this Statement. References below to "Items" refer to Items of Regulation M-A.

ITEM 1. SUMMARY TERM SHEET

Item 1001 - Summary Term Sheet. The information set forth in the section of the Offering Memorandum entitled "Summary Term Sheet" is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

Item 1002(a) - Name and address. The issuer of the securities subject to the Exchange Offer is Emeritus Corporation, a Washington corporation. The principal executive offices of Emeritus are located at 3131 Elliott Avenue, Suite 500, Seattle, WA 98121. The telephone number at Emeritus' principal executive offices is (206) 298-2909.

Item 1002(b) - Securities. The subject class of securities is the 6.25% Convertible Subordinated Debentures due 2006 of Emeritus. As of the date of this Statement, there was outstanding $32,000,000 in principal amount of the Existing Debentures.

Item 1002(c) - Trading market and price. The information set forth in the sections of the Offering Memorandum entitled "Market for the Existing Debentures and Common Stock" is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

Item 1003(a) - Name and address. The information set forth under Item 2(a) above is incorporated herein by reference. The filing person is the issuer of the securities subject to the Exchange Offer.

Pursuant to General Instruction C to Schedule TO, the following persons are the directors and/or officers and/or controlling persons of Emeritus:

Daniel R. Baty Chairman of the Board of Directors, Chief Executive Officer
Raymond R. Brandstrom  Vice President of Finance, Chief Financial Officer and Secretary
Gary Becker  Senior Vice President - Operations
P. "Kacy" Kang  Vice President, Operations - Western Division
Suzette McCanless  Vice President, Operations - Eastern Division
Martin D. Roffe  Vice President of Financial Planning
Frank A. Ruffo Vice President - Administration

Christopher M. Belford  Vice President of Operations -- Great Lakes Division
Bruce L. Busby  Director
Charles P. Durkin, Jr. Director
Stanley L. Baty  Director
T. Michael Young  Director
Patrick R. Carter, Lord Carter of Coles  Director
David W. Niemiec Director
         Robert E. Marks Director

The address of each person listed above is c/o Emeritus Corporation, 3131 Elliott Avenue, Suite 500, Seattle, WA 98121, and each such person's telephone number is (206) 298-2909.

ITEM 4.  TERMS OF THE TRANSACTION

Item 1004(a) - Material terms. The information set forth in the sections of the Offering Memorandum entitled "Summary Term Sheet," "Material United States Federal Income Tax Considerations," "Pro Forma Financial Information," "The Exchange Offer," "Description of the New Debentures," "Comparison of the Existing Debentures and the New Debentures" and "Description of Common Stock" is incorporated herein by reference.

Item 1004(b) - Purchases. As of September 13, 2005, approximately 35.0% of the Existing Debentures are beneficially owned by approximately 47 holders who are not affiliates of ours and 65.0% are owned by affiliates. Columbia Select, L.P. and Catalina General, L.P. (collectively, the "Baty Entities"), which are entities controlled by Daniel R. Baty, who owns approximately 28.5% of our common stock (excluding the Existing Debentures, warrants and options) and who is our chief executive officer, own approximately 49.4% of the Existing Debentures. Saratoga Partners IV, LP, Saratoga Management Company LLC, Saratoga Coinvestment IV LLC (collectively, the "Saratoga Entities"), which are entities that own approximately 33.0% of the Company's common stock (excluding the Existing Debentures, warrants and options) and which are represented on the Company's Board by two directors, own approximately 15.6% of the Existing Debentures.

Pursuant to an agreement dated October 14, 2005, Each of the Baty Entities and the Saratoga Entities have agreed that, if it does not exchange all of its existing debentures for new debentures, it will lend the Company on December 30, 2005 an amount equal to the principal amount of existing debentures that it has retained. The indebtedness will mature July 1, 2008, will not be convertible, will bear interest at 6.25% per annum payable semiannually on January 1 and July 1, will be on a parity as to payment with the new debentures and will be subject to the same events of default as set forth in the indenture governing the new debentures.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Item 1005(e) - Agreements involving the subject company's securities. See response to Item 1004(b) under Item 4 above.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Item 1006(a) - Purposes. The information set forth in the section of the Offering Memorandum entitled "Summary Term Sheet--Why are you making the Exchange Offer?" is incorporated herein by reference.

Item 1006(b) - Use of securities acquired. The information set forth in the section of the Offering Memorandum entitled "The Exchange Offer -- Use of Securities Acquired" is incorporated herein by reference.

Item 1006(c) - Plans. None.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 1007(a) - Source of Funds. The information set forth in the section of the Offering Memorandum entitled "The Exchange Offer -- Expenses" is incorporated herein by reference.

Item 1007(b) - Conditions. The information set forth in the section of the Offering Memorandum entitled "The Exchange Offer -- Conditions to the Exchange Offer" is incorporated herein by reference.

Item 1007(d) - Borrowed Funds. Emeritus will not borrow funds or consideration for the purpose of the Exchange Offer.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Item 1008(a) - Securities ownership. See response to Item 1004(b) under Item 4 above.

Item 1008(b) - Securities transactions. Not applicable.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

Item 1009(a) - Solicitations or Recommendations. The information set forth in the section of the Offering Memorandum entitled "The Exchange Offer -- Solicitation" is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS

Item 1010(a) - Financial Information. The following financial statements and financial information are incorporated herein by reference:

(1)	the audited consolidated financial statements of Emeritus set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2004;

(2)	the unaudited consolidated condensed financial statements of Emeritus set forth in its Quarterly Report on Form 10-Q for the fiscal quarter and six month period ended June 30, 2003; and

(3)	the information set forth in the sections of the Offering Memorandum entitled "Selected Financial Consolidated Data" and "Pro Forma Effect of the Exchange Offer."

Copies of the financial statements incorporated herein by reference pursuant to clauses (1) and (2) can be obtained as provided in the sections of the Offering Memorandum entitled "Where You Can Find More Information" and "Incorporation of Information Filed with the SEC."

Item 1010(b) - Pro Forma Information. The information set forth in the section of the Offering Memorandum entitled "Pro Forma Financial Information" is incorporated herein by reference.

ITEM 11.  ADDITIONAL INFORMATION

Item 1011(a) - Agreements, regulatory requirements and legal proceedings.

(1)	See response to Item 1004(b) under Item 4 above.

(2)	The information set forth in the section of the Offering Memorandum entitled "The Exchange Offer -- Conditions to the Exchange Offer" is incorporated herein by reference.

(3)	None.

(4)	None.

(5)	None.

Item 1011(b) - Other material information. The information set forth in the Offering Memorandum and Letter of Transmittal is hereby incorporated by reference.

ITEM 12.  EXHIBITS

Exhibit Number	Description
(a) (1)	Offering Memorandum, dated October 18, 2005
(a) (2)	Form of Letter of Transmittal
(a) (3)	Form of Notice of Guaranteed Delivery
(a) (4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a) (5)	Form of Letter to Clients
(a) (6)	Press Release, dated July 6, 2005 (filed as Exhibit 99.1 to the Company's Current Report on Form 8-K dated June 30, 2005 and incorporated herein by reference)
(a) (7)	Press Release, dated October 18, 2005
(a) (8)

Amended and Restated Agreement Regarding 6.25% Convertible Subordinated Debentures Due 2006, dated October 14, 2005, between the Company, Columbia Select, L.P. and Catalina General, L.P., Saratoga Partners IV, LP, Saratoga Management Company LLC, and Saratoga Coinvestment IV LLC. (Incorporated by reference to the indicated exhibit filed with the Company’s Current Report on Form 8-K dated October 14, 2005)

(d) (1)

Indenture relating to the 6.25% Convertible Subordinated Debentures due 2006 dated February 15, 1996, between the registrant and Fleet National Bank ("Trustee") (Incorporated by reference to the indicated exhibit filed with the Company’s Annual Report on Form 10-K on March 29, 1996)

(d) (2)	Form of Indenture relating to the 6.25% Convertible Subordinated Debentures due 2008, to be entered into by and between Emeritus Bioscience, Inc. and U.S.Bank, N.A., as Trustee.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Emeritus Corporation

By: /s/ Raymond R. Brandstrom

Raymond R. Brandstrom

Vice President of Finance, Chief Financial
                Officer and Secretary

Dated: October 18, 2005